Redwood Mortgage Investors VII
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

September 8, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC  20549

Attention:  Jessica Barberich

           Re:   Redwood Mortgage Investors VII, a California Limited Partnership
                    Form 10-K for the year ended December 31, 2009
                    File No. 0-19992

Dear Ms. Barberich:

Redwood Mortgage Investors VII, a California limited partnership (“Redwood”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2010.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Redwood’s response.

Form 10-K for the year ended December 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, pages 21 to 23

1.             We note your response to prior comment 3. In your response, you have indicated to us that non-specific reserves taken on loans which are not fully collateralized, but performing, are not significant in comparison to the specific reserves provided on impaired loans. However, it appears that the reserves are significant within the context of the quantitative information in the next paragraph of your response which indicates that a significant portion of your allowance for loan loss balances was derived from these non-specific reserves. As such, we reissue a portion of our previous comment; please show us the disclosure you will include in future filings that will discuss the amount of non-specific reserves recorded for loans that were not considered individually impaired as well as how you determine the amount of these reserves specifically discussing how you incorporate general market trends. In responding to this comment, please also tell us the bad debt expense incurred for each reporting period related to these non-specific loans.

Response:  In response to the Staff’s comment, we propose to include in future filings additional disclosures in the discussion of “Critical Accounting Policies – Allowance for Loan Losses” which will read substantially as follows (shown as bold, double-underlined changes below):

Allowance for loan losses

Loans and the related accrued interest and advances are analyzed on a periodic basis for ultimate recoverability. Delinquencies are identified and followed as part of the loan system. Delinquencies are determined based upon contractual terms. For impaired loans, a provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral values, such that the net carrying amount (unpaid principal balance, plus advances, plus accrued interest less the specific allowance) is reduced to the present value of future cash flows discounted at the loan’s effective interest rate, or, if a loan is collateral dependent, to the estimated fair value of the related collateral net of any senior loans, which would include costs to sell in arriving at net realizable value if planned disposition of the asset securing a loan is by way of sale.

Loans that are determined not to be impaired are grouped by the property type of the underlying collateral, and for each loan and for the total by property type, the amount of protective equity or amount of exposure to loss (i.e., the dollar amount of the deficiency of the fair value of the underlying collateral to the loan balance) is computed. Based on its knowledge of the borrowers and their historical (and expected) performance, and the exposure to loss as indicated in the analysis, management estimates an appropriate reserve by property type for probable credit losses in the portfolio. Because the partnership is an asset-based lender and because specific regions, neighborhoods and even properties within the same neighborhoods, vary significantly as to real estate values and transaction activity, general market trends, which may be indicative of a change in the risk of a loss, are secondary to the condition of the property, the property type and the neighborhood/region in which the property is located, and do not enter substantially into the determination of the amount of the non-specific (i.e. general) reserves.

We supplementally advise the Staff that the amount of the general reserves for recent reporting periods was as follows: $210 thousand (September 30, 2009) $321 thousand (December 31, 2009); $324 thousand (March 31, 2010) and $327 thousand (June 30, 2010). The total amount of the allowance for loan losses over the same period was $247 thousand (September 30, 2009); $419 thousand (December 31, 2009); $422 thousand (March 31, 2010) and $425 thousand (June 30, 2010).

Form 10-Q for the Quarter Ended September 30, 2009

Note 4 – Real Estate Held, page 13

2.              We note your response to prior comment 5. Please further advise us if you adjust the salvage values as well as the corresponding depreciation expense of your assets held for investment that are not in use as rental properties. Please discuss your consideration of decreases in the fair values of these properties after acquisition in your response. Also, tell us what consideration you gave to costs of removal when determining salvage values.

  Response:  We supplementally advise the Staff that we have not adjusted the salvage values of REO held for investment for assets not in use as rental properties as we do not consider it appropriate to assign a salvage value to a property not in use and held for investment. As suggested in the
  Staff’s comment, it is appropriate to periodically review changes in the fair value of the properties after acquisition. The accounting follows the disclosure in Note 2 (Real estate held for investment): “… Subsequent to acquisition, management periodically compares the carrying value of real estate to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value.” Costs of removal are not considered in determining the salvage value of the property types held as in investment in the partnership.

*  *  *  *  *

Redwood hereby acknowledges that:

•	The partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, you may reach our outside counsel, Stephen Schrader of Baker & McKenzie LLP, at (415) 576-3028. Thank you for your assistance.

Sincerely,

/s/ Michael R. Burwell

Michael R. Burwell
President and Chief Financial Officer
of General Partners of Redwood
Mortgage Investors VII
900 Veterans Blvd., Suite 500
Redwood City, CA  94063
Fax:  (650) 364-3978